FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           February 9, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	9th February 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about February 3, 2003

Item 3. Press Release

February 3, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Indo-Pacific News on Gas Development in New Zealand.

Wellington, New Zealand – February 03, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the Kahili Development Study is near completion. There have been positive responses regarding willingness to purchase gas and indicating gas prices from all parties approached. Two favored options are being further analyzed before recommendations are finalized. The schedule remains to bring the Kahili gas-condensate discovery into production by mid year.

Item 5. Full Description of Material Change

Indo-Pacific News on Gas Development in New Zealand.

Wellington, New Zealand – February 03, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the Kahili Development Study is near completion. There have been positive responses regarding willingness to purchase gas and indicating gas prices from all parties approached. Two favored options are being further analyzed before recommendations are finalized. The schedule remains to bring the Kahili gas-condensate discovery into production by mid year.

New Zealand is a very heavy user of gas, per head of population. Supply over the last twenty years has been dominated by cheap gas from the giant offshore Maui field. This supply is now becoming restricted as Maui enters into decline; and over the last year demand for new gas has strengthened rapidly, and will continue to do so.

The onshore Taranaki offers good potential for the discovery of small to medium sized gas fields. Indo-Pacific is excellently positioned, via its extensive onshore acreage position, to find further fields of this type. Indo-Pacific’s Cheal project offers the opportunity to bring gas production on stream in the near future. Cheal-1 and Cheal-2 both produced gas and oil when tested in 1995; but at the time there was no market for the gas. Now, the combination of high oil prices and the certainty of gas market at ever strengthening price, together with cheaper drilling costs, provide the basis for appraising the Cheal field for development.

The Cheal wellheads have now been excavated, and Cheal-1 will be opened later in February, to make connection with the gas and oil sands originally tested, plus an additional untested gas sand above the original test zone. The well will be flow tested for up to a month on each zone, in order to verify its ability to flow in a sustained manner and to identify whether sufficient reserves can be proved to justify development. In the event of a successful test, Cheal-2 will also be tested, and consideration given to further drilling within the 750 acre potential extent of the field.

Cheal is situated less than four miles from each of Swift Energy’s Waihapa treatment station, the Stratford gas fired power station and the town of Eltham, where industrial demand is well matched to likely Cheal supply. Successful testing will lead to a near term development of the field, and associated revenue generation.

As previously reported, INDOF’s 100% (on sole risk) Goldie-1 well remains shut-in pending the March/April court case with Greymouth Petroleum. Oil revenue foregone by Indo-Pacific is estimated in excess of US$200,000 per month. This is the subject of a counter-claim by Indo-Pacific subsidiary, Ngatoro Energy Ltd, against Greymouth Petroleum. The planned water flood of the Ngatoro-A oil pool (INDOF 5%), to increase oil recovery, has now been delayed since May last year by the unwillingness of Greymouth to approve that program. Testing of the interpreted oil zone in the Tabla-1 well, drilled last December in the same permit, also still awaits Greymouth agreement. Greymouth Petroleum is a private New Zealand company of whom the principals are Mr J Sturgess and Mr M Dunphy.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

February 3, 2003 “David Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Drilling News on Gas Development, Cheal and Tabla-1 in New Zealand.

Wellington, New Zealand – February 03, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the Kahili Development Study is near completion. There have been positive responses regarding willingness to purchase gas and indicating gas prices from all parties approached. Two favored options are being further analyzed before recommendations are finalized. The schedule remains to bring the Kahili gas-condensate discovery into production by mid year.

New Zealand is a very heavy user of gas, per head of population. Supply over the last twenty years has been dominated by cheap gas from the giant offshore Maui field. This supply is now becoming restricted as Maui enters into decline; and over the last year demand for new gas has strengthened rapidly, and will continue to do so.

The onshore Taranaki offers good potential for the discovery of small to medium sized gas fields. Indo-Pacific is excellently positioned, via its extensive onshore acreage position, to find further fields of this type. Indo-Pacific’s Cheal project offers the opportunity to bring gas production on stream in the near future. Cheal-1 and Cheal-2 both produced gas and oil when tested in 1995; but at the time there was no market for the gas. Now, the combination of high oil prices and the certainty of gas market at ever strengthening price, together with cheaper drilling costs, provide the basis for appraising the Cheal field for development.

The Cheal wellheads have now been excavated, and Cheal-1 will be opened later in February, to make connection with the gas and oil sands originally tested, plus an additional untested gas sand above the original test zone. The well will be flow tested for up to a month on each zone, in order to verify its ability to flow in a sustained manner and to identify whether sufficient reserves can be proved to justify development. In the event of a successful test, Cheal-2 will also be tested, and consideration given to further drilling within the 750 acre potential extent of the field.

Cheal is situated less than four miles from each of Swift Energy’s Waihapa treatment station, the Stratford gas fired power station and the town of Eltham, where industrial demand is well matched to likely Cheal supply. Successful testing will lead to a near term development of the field, and associated revenue generation.

As previously reported, INDOF’s 100% (on sole risk) Goldie-1 well remains shut-in pending the March/April court case with Greymouth Petroleum. Oil revenue foregone by Indo-Pacific is estimated in excess of US$200,000 per month. This is the subject of a counter-claim by Indo-Pacific subsidiary, Ngatoro Energy Ltd, against Greymouth Petroleum. The planned water flood of the Ngatoro-A oil pool (INDOF 5%), to increase oil recovery, has now been delayed since May last year by the unwillingness of Greymouth to approve that program. Testing of the interpreted oil zone in the Tabla-1 well, drilled last December in the same permit, also still awaits Greymouth agreement. Greymouth Petroleum is a private New Zealand company of whom the principals are Mr J Sturgess and Mr M Dunphy.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.